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Exhibit 99.2

FORM 1
APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP to arrive no later than 2 business days prior to the consideration of the application for admission to trading.

If you require assistance, please call Securities Management on +44 (0)20 7797 1579.

To: London Stock Exchange

1.
Full name of issuer: Bookham Technology plc

  hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2.
Amount and full description of each class of security for which application is now being made: Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.

  9,000,000 ordinary shares of 1/3 pence each

3.
Type of issue for which application is being made: Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants

  Block listing

4.
Are the securities for which application is now made identical* in all respects

(a)
with each other?        YES

(b)
with an existing class of security?        YES

    If you answered NO to either question how do the securities differ and when will they become identical?

      N/A

5.
Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:

      Date: N/A

  Please indicate whether the certificates are in registered or bearer form:

      REGISTERED/BEARER: N/A

Note in relation to Question 4:

* identical means in this context:

(a)
the securities are of the same nominal value with the same amount called or paid up;

(b)
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c)
they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system):        N/A

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a)
all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b)
all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c)
(for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed	Date: 28 February 2003

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer:	Bookham Technology plc
Application to be considered on (date):	4 March 2003
Dealings expected to commence on (date):	5 March 2003
Contact at the issuer:
Name:	Philip Davis
Email address:	philip.davis@bookham.com
Telephone number:	01235 837 781
Contact at nominated representative (if applicable):
Name:	Sarah Hanlon
Email address:	hanlon@bhd.com
Telephone number:	020 7645 2523

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news.        NO

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK.        YES

Please ensure all sections of this form have been completed before submitting

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  Exhibit 99.2
FORM 1 APPLICATION FOR ADMISSION OF SECURITIES TO TRADING